Pacific Internet’s Independent Directors and Independent Financial Adviser Endorse Offer Price – Connect Urges Investors to Tender Shares Before 22 June 2007 Deadline
SINGAPORE – 19 June 2007 – Connect Holdings Limited (Connect) today welcomed the unanimous recommendation of the independent directors of Nasdaq-listed Pacific Internet Limited (Nasdaq: PCNTF; PacNet) and the opinion of the independent financial adviser to PacNet, KPMG Corporate Finance Pte Ltd, that Connect’s voluntary conditional cash general offer to acquire all the issued shares of PacNet is fair from a financial point of view and the recommendation that shareholders should accept the revised offer. The revised offer, announced on 7 June 2007, is for US$11.00 net in cash per share, without interest.
Bill Barney, a director of Connect, urged PacNet shareholders “to seriously review the option and consider accepting this offer before it expires at 1:00 am New York City time, on 22 June 2007, 1:00 pm, Singapore time, on 22 June 2007.”
Barney highlighted the following key points related to the offer:
•	Connect’s revised offer price of US$11.00 net in cash per share represents a premium of 20.75% over PacNet’s closing price of US$9.11 on 11 January 2007, being the last trading day on the Nasdaq Global Market before Connect made known its intention to make the offer, and represents a premium of 10.00% over PacNet’s initial offer price of US$10.00 net in cash per share;

•	The PacNet closing share price has not been above the revised offer price within the last 3 years;

•	MediaRing Ltd has tendered all of its PacNet shares into the offer and will not be making a competing offer for PacNet;

•	The independent directors of PacNet have unanimously determined that the revised offer is fair from a financial point of view. Although they have noted that the revised offer is not compelling, the independent directors have stated that notwithstanding this, they unanimously recommend that shareholders accept the revised offer;

•	To date, there are no alternative offers or concrete proposals available to all shareholders;

•	The form of consideration for the offer is entirely cash and not subject to any financing condition so that the offer allows PacNet shareholders to realize a fair value, in cash, for their investment and provides such shareholders certainty of value for their PacNet shares;

•	The offer is unconditional with respect to acceptances. The depositary for the offer has advised Connect that 6,271,425 shares, representing approximately 45.30% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) has been validly tendered in and not withdrawn from the offer. Connect currently owns 4,121,287 PacNet Shares or approximately 29.78% of the issued shares outstanding which, when added to the number of shares tendered into the offer, amounts to 10,392,712 or approximately 75.07% of the issued shares of PacNet; and

•	Connect’s purchase of shares in this offer will reduce the number of shares that would otherwise be publicly traded and will reduce the number of holders of shares. These events could adversely affect the liquidity and trading price of PacNet shares.
The terms and conditions of the offer are set out in the Offer to Purchase and other materials filed by Connect with the Securities and Exchange Commission (SEC) on 2 May 2007 and are available on the SEC’s website at www.sec.gov.
PacNet shareholders and optionholders who have questions, need assistance or require copies of the Offer to Purchase, the Letter of Transmittal or related documents should contact MacKenzie Partners, Inc., the Information Agent or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the offer at the following respective addresses and telephone numbers:
The Information Agent for the offer is:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com
or
The Financial Adviser and Dealer Manager for the offer is:

Lazard Asia Limited	Lazard Frères & Co. LLC
3 Church Street	30 Rockefeller Plaza
14-01 Samsung Hub	New York, New York 10020
#Singapore 049483
Call in Singapore.: (65) 6534 2011

This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Connect with the SEC on 2 May 2007. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of the Tender Offer Statement on a combined Schedule TO and Schedule 13e-3 under cover of Schedule TO, the Offer to Purchase and all other documents that Connect has filed with the SEC at the SEC’s website at www.sec.gov , or from MacKenzie Partners, Inc., the Information Agent for the offer or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the offer.
The Directors of Connect (including those who may have delegated detailed supervision of this release have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of Connect has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
For further information please contact:
Lorain Wong
Tel: +852 2121 2973
Email: lorain.wong@asianetcom.com